September 25, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn:  Larry Spirgel
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

Re:           Checkpoint Systems, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 5, 2015
File No. 001-11257

Dear Ms. Spirgel:

On behalf of Checkpoint Systems, Inc. (the “Company”), I am responding to your letter dated September 11, 2015, with respect to the above-referenced filing.  Pursuant to Justin Kisner’s telephone conversation with Brian Miller of Latham & Watkins, LLP on September 25, 2015, the Company hereby confirms its expectation that the Company will provide the Staff of the Division of Corporation Finance with the Company’s response to the Staff’s comments on or about October 2, 2015.

If you have any questions or comments with regard to these responses or other matters, please call Brian Miller at (202) 637-2332.

Very truly yours,

/s/ Bryan T. R. Rowland
Bryan T. R. Rowland
Vice President, General Counsel,
Chief Compliance Officer & Secretary

cc:           Brian D. Miller, Latham & Watkins LLP